Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18-2008

SEPTEMBER 2, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS EXPLORATION PROGRESS AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to provide a progress report on exploration activities at its Casa Berardi mine, in north-western, Quebec.

An exploration drift is being developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to initially provide drill access to test the depth extension of Zone 113 and to eventually test the continuity and extension of Zones 118 to 122 and 123-South.  A sketch is attached showing the current progress of development along the drift and the location of recent drilling from the existing production drift. Drilling will resume shortly from the 810 metre exploration drift once the drill stations are completed.

Results from the following five (5) recently completed holes have extended Zone 113 approximately 50 metres east of the current mineral reserve outline, at a depth of approximately 830 metres.

Hole	Gold Grade (grams per tonne) (uncut)	Thickness (metres) True Width
CBW-810-0038	10.7	16.6
CBW-810-0037	7.9	7.8
CBW-810-0043	13.5	7.1
CBW-790-0014	23.3	3.6
CBW-810-0039	20.4	1.6

“We are encouraged by these drill results”, said David Hall, President and C.E.O.  “The construction of the 810 drift is a significant development for Casa Berardi as it will enable us to drill for future mineral reserves in the deeper part of the West Mine area”.

In addition, the following exploration activities at Casa Berardi are currently underway:

•

Drilling has commenced from the rehabilitated track drift on the 280 metre level in the area of the Principal Zones and between the East and West mines, where limited surface exploration has been performed to date.

•

An updated 3D geological model for the Principal Zones has been completed in order to prepare an updated mineral resource estimate for the technical and economic evaluation of open pit and underground mining opportunities.

•

At the East Mine, the rehabilitation of the underground workings is nearly complete.  Definition drilling will commence shortly with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

•

A surface drilling program has commenced along the eastern extension of Zone 123.

Aurizon Mines Ltd.
News Release – September 2, 2008
Aurizon Reports on Exploration Progress at Casa Berardi

Quality Control

Core assays are performed on a maximum 1.5 metre sample.  Sample preparation is performed at the Company’s facility located at the mine site.  The drill cores are sawed in half and assays are determined with the atomic absorption method.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed at the Company’s mine site laboratory and confirmatory check assays are carried out by ALS Chemex of Val d’Or, an accredited laboratory.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin Eng., Mine Geology Superintendant, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Boutin also supervised the preparation of the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Casa Berardi mine.  All other information previously released on Casa Berardi is available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – September 2, 2008
Aurizon Reports on Exploration Progress at Casa Berardi

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding mineral resources and reserve estimates, planned work programs and expected outcomes.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable